Ant
3-11-03

cm

[redacted]

SE 03012212 COMMISSION
549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crocker Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2999 Oak Road, Suite 230
(No. and Street)

Walnut Creek (City) California (State) 94597 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Mello 925-941-8541
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hendriks, G. Paul
(Name – *if individual, state last, first, middle name*)

1050 Northgate Drive, Suite 52, San Rafael, CA 94903
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING MAR 2003 WASH. D.C. 165 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC MAIL PROCESSING RECEIVED MAR 04 2003 WASH. D.C. 165 SECTION

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

B 3/21

OATH OR AFFIRMATION

I, Lisa R. Mello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crocker Securities LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

THERESA DOLE
Commission # 1232376
Notary Public - California
Contra Costa County
My Comm. Expires Sep 4, 2003

Signature

Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~. cash flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Reconciliation of the Audited Net Capital Computation and the Broker Dealers Corresponding Unaudited Part IIA Net Capital Computation.

CROCKER SECURITIES, LLC

FINANCIAL STATEMENTS

For the period from inception, February 19, 2002 through December 31, 2002

CROCKER SECURITIES, LLC

For the period from inception, February 19, 2002 through December 31, 2002

TABLE OF CONTENTS

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Members of Crocker Securities, LLC:

I have audited the statement of financial condition of Crocker Securities, LLC as of December 31, 2002, and the related statements of operations and changes in stockholders' equity and cash flows for the period from inception, February 19, 2002 through December 31, 2002. The financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Crocker Securities, LLC as of December 31, 2002, and the results of its operations and its cash flows for the period of inception, February 19, 2002 through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

My examination has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

February 18, 2003

1050 Northgate Drive ▪ Suite 52 ▪ San Rafael, CA 94903 ▪ 415/492-8933 ▪ FAX 415/492-8330

CROCKER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash	$ 11,474
Receivable from broker-dealer	146,000
Marketable securities at market value (cost $302,370)	302,419
Office furniture, equipment and software, net of accumulated depreciation of $282	7,934
Organization expenses, net of accumulated amortization of $98	887
	$ 468,714

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued liabilities	$197,881
Due to broker-dealer	9,300
State taxes and fees payable	2,500
Total liabilities	209,681
Stockholders' Equity:	
Contributed capital	224,500
Retained earnings	34,533
Total stockholders' equity	259,033
	$468,714

The accompanying notes are an integral part of these financial statements

CROCKER SECURITIES, LLC

STATEMENT OF OPERATIONS

For the period from inception, February 19, 2002 through December 31, 2002

Revenue	
Commissions and trading revenue	$ 807,871
Consulting fees	90,000
Dividend, interest and other income	4,044
Total revenue	901,915
Expenses	
Compensation and benefits	317,007
Commissions and clearing costs	450,474
Communications and information systems	36,091
Occupancy	27,587
Office expenses	13,054
Regulatory fees	12,801
Professional services and other	7,068
Total expenses	864,082
Income before income taxes	37,833
Income tax expense	
Current	3,300
Total income tax expense	3,300
Net income	$ 34,533

The accompanying notes are an integral part of these financial statements

CROCKER SECURITIES, LLC

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the period from inception, February 19, 2002 through December 31, 2002

	Contributed Capital	Retained Earnings	Total Stockholders' Equity
BEGINNING BALANCE February 19, 2002			
Contribution of capital	$239,500		$239,500
Owner withdrawals		(15,000)	(15,000)
Net income		34,533	34,533
ENDING BALANCE December 31, 2002	$239,500	$ 19,533	$259,033

The accompanying notes are an integral part of these financial statements

CROCKER SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the period from inception, February 19, 2002 through December 31, 2002

Cash flows from operating activities:	
Net income	$ 34,533
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	380
(Increase) decrease in receivables from broker/dealers	(146,000)
(Increase) decrease in marketable securities	(302,419)
Increase (decrease) in accrued liabilities	197,881
Increase (decrease) in payable to broker-dealer	9,300
Increase (decrease) in state taxes payable	2,500
Net cash provided (used) by operating activities	(203,825)
Cash provided by financing activities:	
Contributions by owners	239,500
Withdrawals by owners	(15,000)
Net cash used by financing activities	224,500
Cash flows from investing activities:	
Purchase of furniture and equipment	(8,216)
(Increase) in organization costs	(985)
Net cash used by investing activities	(9,201)
Net increase (decrease) in cash	11,474
Cash at beginning of period	0
Cash at end of period	$ 11,474
Supplemental information:	
Income taxes paid	$ 800

The accompanying notes are an integral part of these financial statements

CROCKER SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

Note 1) Organization

The Company was organized as a Limited Liability Company on February 19, 2002 in the state of California. In March 2002 the company became registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15 (B) of the Securities and Exchange Act of 1934. On July 23, 2002 the Company became a member of the National Association of Securities Dealers, Inc.

The Company's primary business is to act as a broker-dealer of municipal and other debt securities. The Company may also underwrite municipal securities and provide consulting services to municipalities.

Note 2) Summary of Significant Accounting Policies

Office furniture, equipment, and software is depreciated using the straight-line method over useful lives of five to seven years.

Organization costs are amortized over five years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect certain reported amounts of assets and liabilities and the reported amount of revenues and expenses for the reporting period. Actual results could differ from these estimates.

Note 3) Marketable Securities Owned

Marketable securities owned in the amount of $302,419 consists of municipal bonds and other debt securities at current market values. Net unrealized gains of $49 are included in securities trading revenue for the year ended December 31, 2002 and are the net result of changes between aggregate cost at time of purchase during the 2002 year and the market value of the securities owned at December 31, 2002.

CROCKER SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

Note 4) Provisions for Income Taxes

For income tax purposes the company has been treated as a partnership organized as a California Limited Liability Company. As such, no federal income tax is levied on the Company. For California state tax purposes the company is assessed a minimum tax of $800 paid for the tax period ended December 31, 2002 in addition to a fee of $2,500 based on gross revenue. The minimum franchise tax of $800 for the year ended December 31, 2002 was paid in 2002. There are no deferred taxes.

Note 5) Net Capital Requirements

The Company is required to maintain minimum net capital as defined by rule 15c3-1 of the Securities and Exchange Commission. On December 31, 2002, the Company's net capital was $229,454, the amount of which is $129,454 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital also may not exceed 8 to 1. On December 31, 2002, the Company's net capital ratio was .91 to 1.

Note 6) Lease Obligations

In July 2002 and October 2002 the Company entered into operating leases to rent office premises. The lease term extends through April 30, 2005 and September 30, 2005. The minimum lease payments to be made over the term of the lease are as follows.

For year ended	Amount
December 31, 2003	$ 84,417
December 31, 2004	85,179
December 31, 2005	79,053
Total future minimum lease payments	$248,649

FOCUS REPORT – PART II

as of December 31, 2002

Firm Name: CROCKER SECURITIES, LLC
Firm ID: 65204

1	Total ownership equity		$	259,033
2	Deduct o/e not allowable for net capital			
3	Total o/e qualified for net capital			259,033
Add:				
A	Allowable subordinated liabilities			
B	Other deductions or credits			
	Description	Amount		
5	Total cap & allowable subloans			259,033
6	Deductions and/or charges			
A	Total non allowable assets	$ 8,821		
B	Aged Fail to deliver			
1	Number of items			
H	Total deductions and/or charges			(8,821)
7	Other additions and/or allowable credits			
	Description	Amount		
8	Net capital before haircuts			250,212
9	Haircuts on securities:			
A	Contractual commitments			
B	Subordinated debt			
C	Trading and investment securities			
1	Exempted securities			
2	Debt securities	$19,758		
3	Options			
4	Other securities			
D	Undue concentration			
E	Other			
	Description:			
	Money market	$ 1,000		
				(20,758)
10	Net Capital		$	229,454

FOCUS REPORT – PART II

as of December 31, 2002

Firm Name: CROCKER SECURITIES, LLC
Firm ID: 65204

11	Minimum net capital requirement: (based on Aggregate Indebtedness)	26,210
12	Minimum Dollar Requirement	100,000
13	Net capital required (greater of line 11 or 12)	100,000
14	Excess net capital (line 10 less line 13)	229,454
15	Excess net capital @ 1000% (net cap – 10% of AI)	208,486

Computation of Aggregate Indebtedness

16	Total AI liability from balance sheet		209,681
17	Add:		
A	Drafts for immediate credit		
B	Market value of securities borrowed where no equivalent value is paid or credited		
C	Other unrecorded amounts		
	Descriptions	Amount	
19	Total Aggregate Indebtedness		209,681
20	Percentage of aggregate indebtedness to net capital		91
21	Percentage of aggregate indebtedness to net capital after anticipated withdrawals		91

Other ratios

29	Percentage of debt to debt-equity (15c3-1(d))
30	Option deductions/Net Capital

CROCKER SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
DECEMBER 31, 2002

An exemption from Rule 15c3-3 is claimed based upon section (k) (2) (B).
All customer transactions are cleared through other broker-dealers on a fully disclosed basis. The Company clears its securities transactions through BNY Clearing Services, LLC.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not applicable.

CROCKER SECURITIES, LLC

RECONCILIATION OF THE AUDITED NET CAPITAL COMPUTATION AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART IIA NET CAPITAL COMPUTATION

December 31, 2002

(Additional Information)

Net capital per unaudited statements	$236,394
Add (deduct) audit differences:	
Increase in non allowable assets	(613)
Increase in accrued liability	(6,327)
Net capital per audited statements	$229,454

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Public Accountant

To the shareholders of Crocker Securities, LLC:

In planning and performing my audit of the financial statements of Crocker Securities, LLC, for the period from inception, February 19, 2002, through December 31, 2002, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Crocker Securities, LLC, including tests of compliance with such practices and procedures, and that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3 (k). I did not review the practices and procedures followed by the company (I) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (iii) in obtaining and maintaining physical possession and control; of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded from loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1050 Northgate Drive ▪ Suite 52 ▪ San Rafael, CA 94903 ▪ 415/492-8933 ▪ FAX 415/492-8330

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

San Rafael, California
February 18, 2003